Issuer Free Writing Prospectus

Filed by: AutoNation, Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-157354

AUTONATION, INC.

PRICING TERM SHEET

January 27, 2012

$350,000,000 5.500% Senior Notes due 2020

Issuer:	AutoNation, Inc.

Title of Securities:	5.500% Senior Notes due 2020

Aggregate Principal Amount:	$350.0 million

Net Proceeds (after underwriting discount and estimated expenses):	$344.0 million

Maturity:	February 1, 2020

Coupon:	5.500%

Offering Price:	100%, plus accrued interest, if any, from February 1, 2012

Yield to Maturity:	5.500%

Benchmark Treasury:	UST 3.375% due November 15, 2019

Spread to Benchmark Treasury:	+403 bps

Benchmark Treasury Yield:	1.470%

Interest Payment Dates:	February 1 and August 1 of each year, commencing on August 1, 2012

Interest Payment Record Dates:	January 15 and July 15 of each year

Optional Redemption:	Make-whole call at T+50.

Equity Clawback:	Prior to February 1, 2015, up to 35% may be redeemed at 105.500%.

Trade Date: Settlement:	January 27, 2012 T + 3 days; February 1, 2012

CUSIP:	05329W AK8

ISIN:	US05329WAK80

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Wells Fargo Securities, LLC SunTrust Robinson Humphrey, Inc.

Co-Lead Managers:	Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc.

Co-Managers:	Comerica Securities, Inc. Fifth Third Securities, Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Distribution:	SEC registered

Additional Information:

Offering Size and Additional Proceeds

The Issuer has increased the offering of the Notes from $250.0 million aggregate principal amount to $350.0 million aggregate principal amount. References in the Preliminary Prospectus Supplement to the principal amount of the Notes are hereby amended to reference the issuance of $350.0 million aggregate principal amount of Notes.

The net proceeds (after underwriting discount and estimated expenses) from the offering of the Notes are expected to total $344.0 million. All net proceeds will be used to reduce amounts outstanding under the Issuer’s revolving credit facility. Because the “as adjusted” amount under the revolving credit facility due 2016 for the purposes of the table under “Capitalization” in the Prospectus Supplement prior to the application of the net proceeds is less than the expected net proceeds, the capitalization table is amended to reflect, in the “as adjusted” column, $0 principal amount outstanding for the revolving credit facility due 2016 and “as adjusted” “cash and cash equivalents” of $77.9 million.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Merrill Lynch at 1-800-294-1322 or email dg.prospectus_distribution@bofasecurities.com.